EXHIBIT 3

[WESTDALE PROPERTIES LETTERHEAD]

May 25, 2004

The Board of Directors of

Schlotzsky’s, Inc.

c/o Pike Powers

Fulbright & Jaworski LLP

600 Congress Ave

Ste 2400

Austin, Texas 78701

Re: Schlotzsky’s, Inc.

Ladies and Gentlemen:

Thank you for Pike’s telephone call yesterday afternoon, and your counsel’s call to ours yesterday evening. We appreciate your candor. This letter is intended as a response to your counsel’s call to ours.

Your counsel, as Schlotzsky’s representative, has suggested we do the following:

1. That we provide the Board of Directors of Schlotzsky’s with a price per share at which we would be prepared, subject to whatever conditions we might propose, to purchase shares of the common stock of Schlotzsky’s; and

2. That we agree to extend our standstill commitment under our existing Confidentiality and Standstill Agreement through July 23, 2004.

We are not willing to accept your counsel’s proposal as stated. However, if you will read down to the end of this letter, you will find what we believe to be a sensible counter proposal.

It is not clear to us why we should do as Schlotzsky’s, through its counsel, has suggested. The implication is that unless we agree, Schlotzsky’s will hold it’s annual meeting of shareholders while we are purportedly precluded from exercising our rights to communicate with our fellow shareholders about who should lead our corporation in the future. This would assume that we are bound by the Confidentiality and Standstill Agreement that we suspect was obtained in bad faith. This proposal is not in Schlotzsky’s best interests, and we will not agree to it. If we do as suggested, we will simply extend the deadline for the Board of Directors and John and Jeff Wooley to make important decisions. And, we will likely guarantee the reelection of John Wooley to the Board of Directors.

Pike Powers

May 25, 2004

Essentially, we have reached a point where the Board of Directors must make the choice between allowing Schlotzsky’s to receive desperately needed additional capital, and avoid likely looming insolvency, or bank its future on the leadership of John and Jeff Wooley. It is as simple as that.

We can not realistically provide a price at which we are willing to purchase Schlotzsky’s stock, because we can not predict the actions of the Wooleys. The obligations the Wooleys believe Schlotzsky’s owes them are close to or exceed the entire current market capitalization of Schlotzsky’s. As a result, any price we would propose would be so hedged with conditions as to be silly. Frankly, if we have to proceed in the manner proposed, we should be better off negotiating solely with the Wooleys, since by virtue of their employment contracts and secured loans to the company, they claim virtually the entire value of Schlotzsky’s for themselves, ahead of the interests of its shareholders and unsecured creditors. We are unwilling to accommodate, or pay for, such behavior. We believe the Wooleys owe us a fiduciary duty and have for many years. We do not believe that they have met that duty. To agree in advance not to criticize the Wooleys at the annual meeting of shareholders while negotiating with them about how much of our money they want to release their claims against Schlotzsky’s is ridiculous.

In essence, Schlotzsky’s has asked us to guarantee the reelection of John Wooley to the Board of Directors in exchange for considering our offer to save it from insolvency. We are not willing to do that. We feel that reelecting John to the Board of Directors is not in the best interest of the shareholders. We do not believe that his performance as a Board member or as CEO of the company warrants his current compensation, much less renewal. We think instead that the Board should examine every way possible to hold the Wooleys responsible for the disastrous performance of Schlotzsky’s over the past four years, rather than entertaining ways to assure their continued domination of its affairs.

Instead of focusing on assuring the dispute free reelection of John Wooley to the Board of Directors, we think the Board should turn immediately to determining how to save Schlotzsky’s from insolvency. In that, the Board should remember that John and Jeff Wooley have positioned themselves to be senior creditors in any bankruptcy proceeding, and thus may actually benefit therefrom. Among other things, in their capacity as executive officers, they will likely have an extended period during which they will continue to be employed by the company as its senior officers, and, as a result, will also get, for a period, the exclusive right to propose any reorganization plan.

With the preceding in mind, we are willing to make the following proposal.

1. We will propose to the Board of Directors a price per share at which we are willing, subject to specified terms and conditions, to purchase between $4,000,000 and $7,000,000 of common stock of Schlotzsky’s on June 7, 2004 (the aggregate amount will be stated at that time); and

Pike Powers

May 25, 2004

2. Our offer will remain open until 7am on June 8, 2004; and

3. We will agree to extend the Confidentiality and Standstill Agreement until July 23, 2004; but

4. John and Jeff Wooley must agree to absent themselves from any meetings, discussions, correspondence or the like of the Board of Directors of Schlotzsky’s from the date hereof until September 1, 2004, and to refrain from seeking to influence the Board or any member thereof, with respect to any matter involving themselves or their affiliates or any proposal by any person or persons to acquire the equity securities of Schlotzsky’s or to otherwise proved capital to Schlotzsky’s, as they have inherent conflicts of interest in considering such proposals; and

5. John and Jeff Wooley must agree not to stand for election or reelection or accept election or appointment as members of the Board of Directors, or serve as a member of the Board of Directors of Schlotzsky’s at any time prior to September 1, 2004; and

6. Schlotzsky’s must complete, submit to us prior to June 5, 2004 and be willing to represent to us without reservation in connection with the sale of securities contemplated thereby, all of the schedules called for in our draft Securities Purchase Agreement, dated April 10, 2004, and such schedules must not reveal any fact or circumstance deemed by us in our sole discretion to be unacceptable or adverse to our interests.

We believe that the foregoing is a fair proposal and responds favorably to each of your counsel’s proposals that were beneficial to Schlotzsky’s and not primarily beneficial to John and Jeff Wooley. We look forward to negotiations with the Board of Directors of Schlotzsky’s of an agreement to provide the means by which the company may avoid insolvency. We are also willing to discuss appropriate matters with the Wooleys, subject to the presence and consent of Schlotzsky’s. As a procedural matter, we would suggest that the Board make clear to the Wooleys, and to us, who speaks for Schlotzsky’s and who speaks for the Wooleys. Toward that end, it may be appropriate for John and Jeff Wooley to take a leave of absence from their positions as officers of Schlotzsky’s while they negotiates the terms of Schlotzsky’s continuing obligations to them.

Pike Powers

May 25, 2004

Please give the foregoing your consideration. We request the courtesy of a reply by the close of business on May 27, 2004, at which time all unaccepted proposals shall be deemed withdrawn.

Yours very truly,

Westdale Properties America I, Ltd.

By:   /s/    Joseph G. Beard

Joseph G. Beard

President of JGB Ventures, Inc.,

its General Partner,

a Texas Corporation